Exhibit 99.3

Psyence Biomed Enters Into $25 Million Common Stock Purchase Agreement with

White Lion Capital, LLC

NEW YORK, July 31, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today announced that it has entered into a $25 million common stock purchase agreement (the “Purchase Agreement”) with White Lion Capital, LLC, (“White Lion”) a California-based institutional investor focused on high-growth, early-stage public companies.

Psyence Biomed will have the option, but not the obligation, to sell to White Lion up to $25.0 million in shares of common stock over a 24-month period subject to certain conditions, including a registration statement being filed and declared effective by the SEC.

The price to be paid by White Lion for any shares that Psyence Biomed requires White Lion to purchase will depend on the type of purchase notice that the Company delivers. For shares being issued pursuant to a Fixed Purchase Notice, the purchase price per share will be equal to 90% of the lowest VWAP of the common stock that occurs during the Fixed Purchase Valuation Period. For shares being issued pursuant to a Rapid Purchase Notice, the purchase price per share will be equal to the lowest traded price of the Common Stock on the Rapid Purchase Notice Date. There are no upper limits to the price White Lion may pay to purchase common stock from Psyence Biomed.

White Lion has agreed not to engage in any manner of short selling Psyence Biomed’s shares of common stock. No warrants, derivatives, or other share classes are associated with this agreement. In consideration for entering into the agreement, Psyence Biomed has issued shares of common stock to White Lion as a commitment fee. The Purchase Agreement may be terminated by Psyence Biomed at any time, at its sole discretion, without any additional cost or penalty.

“This agreement with White Lion Capital provides us with access to critical funding as we rapidly approach initiation of our Phase IIb clinical trial of nature derived, non-synthetic psilocybin as a potential treatment for Adjustment Disorder in the Palliative Care context, while in parallel advancing earlier stage programs in additional high-need indications,” said Dr. Neil Maresky, Chief Executive Officer of Psyence Biomed. “We welcome White Lion to our roster of shareholders, and we are grateful for their support.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Psyence Biomed

Psyence Biomedical Ltd. (Nasdaq: PBM) is the world’s first life science biotechnology company focused on the development of botanical (nature-derived, or non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the commencement of the clinical trial referred to in this news release, the safety and effectiveness of psilocybin as a treatment option for adjustment disorder within the context of Palliative Care, and the Company exercising its discretion to utilise the ELOC. These forward-looking statements are based on a number of assumptions, including the assumption that the anticipated shipment of the drug candidate, PEX010, will be successfully delivered to Australia, Psyence Australia Pty Ltd. (“Psyence Australia”), the Company’s Australian subsidiary, will receive all such regulatory and other approvals as may be required to implement the clinical trial, that patient recruitment will be successful in accordance with the expected timelines, and that the Company will satisfy all of the Equity Conditions and other conditions contained in the Purchase Agreement to utilise the ELOC.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the ability of iNGENū to execute its obligations in respect of the clinical trial; (ii) changes in applicable laws which may impact the clinical trial and/or the conducting thereof; (iii) Psyence Australia’s ability to achieve successful clinical results; (iv) Psyence Biomed’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products; (v) Psyence Biomed’s ability to obtain licensing of third-party intellectual property rights and supply of raw materials for future discovery and development of its product candidates; (vi) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (vii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement on Form F-1, initially filed by the Company with the SEC on February 9, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.